

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Via U.S. Mail and Facsimile

Ms. Bei Lu
Chief Executive Officer
CleanTech Innovations, Inc.
C District, Maoshan Industry Park
Tieling Economic Development Zone
Tieling, Liaoning Province, China 112616

> **Re: CleanTech Innovations, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 13, 2010**
> **File No. 333-168385**

Dear Ms. Lu:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one of our letter dated October 1, 2010. Please revise to also include the historical, audited financial statements of CleanTech Innovations, Inc. for the year ended August 30, 2009. Alternatively, please revise to include your financial statements for the quarterly period ended September 30, 2010. If these updated financial statements are provided, then they would reflect the reverse acquisition and share exchange. As a result, the historical financial statements of your shell company would not need to be included in this document. In addition, your pro forma financial statements could also be omitted.

Revenue Recognition, page 20

2. We note your response to comment five of our letter dated October 1, 2010. Please revise to clarify your belief that your quality control procedures and customer inspection process limits your potential for warranty expense.

Segment Reporting, page 21

3. We note your response to comment six of our letter dated October 1, 2010. Please revise your MD&A disclosures to quantify the impact of the one-time startup and production costs associated with your introduction of wind towers.

<u>Customers, page 35</u>

4. We note your response to comment 9 of our letter dated October 1, 2010. We also note your disclosure on page 36 that you have entered into wind tower agreements with the subsidiaries of the China Huaneng Group. Please tell us which exhibit reflects the agreement with the subsidiary of the China Huaneng Group.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert Newman (*Via Facsimile at 212/202-6055*)
        The Newman Law Firm, PLLC
        44 Wall Street, 20th Floor
        New York, New York 10005